CAPITAL PLAN

of the

Federal Home Loan Bank of Pittsburgh

As most recently amended following approval of the Board of Directors on December 18, 2013, May 20, 2014 and Federal Housing Finance Agency approval on June 18, 2014, with such amendment effective October 6, 2014 (“Effective Date”).

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TABLE OF CONTENTS

I.        Purpose    2
A.    General    2

II.        Stock Investment    2
A.    General    2
B.Minimum Amount     2
C.Adjustments to Minimum Amount    7

III.        Par Value, Rights, Terms, and Preferences of Capital Stock    8
    A.    Authorized Capital Stock    8
    B.    Par Value    8
    C.    Ownership    8
    D.    Limitations    8
    E.    Dividends    8
    F.    Redemption    8
    G.    Cancellation of Redemption    8
    H.    Limited Transferability    9
    I.    Termination of Membership    9
    J.    Voting Rights    11
    K.    Rights in Bank Merger    11
    L.    Rights in Bank Liquidation    11

IV.        Process for Amending this Plan    11

V.        Definitions    12

VI.        Retained Earnings Enhancement Implementation and Definitions    16
    A.    Implementation    16
    B.    Definitions Applicable to Section VI of this Capital Plan    16
    C.    Establishment of Restricted Retained Earnings    19
    D.    Limitations on Dividends, Stock Purchase and Stock Redemption    22
    E.    Termination of Retained Earnings Capital Plan Amendment Obligations    22

Appendix A
Appendix B

I.Purpose

A.    General. This Capital Plan, as amended, is implemented to meet the requirements of the Capital Regulation. All capitalized terms used but not defined elsewhere in the Capital Plan shall have the meaning ascribed to such terms in Section V.

1.Effective Date. The date that this Capital Plan, as amended, becomes effective after approval by the Finance Agency and following a Notice to Members from the Bank.

II.Stock Investment

A.General. Adequate capitalization is required to: (a) provide for the safe and sound operation of the Bank; (b) permit prudent leveraging into products and services of benefit to Members and Housing Associates; (c) provide appropriate risk-adjusted Member dividend returns; (d) protect creditors of the Bank and the Bank System against loss; (e) generate earnings sufficient to meet the Bank’s various community support and public purpose obligations; and (f) comply with prevailing Minimum Regulatory Capital Requirements. Towards these objectives, this Capital Plan requires Members to make certain Minimum Member Stock Investments in the Bank.

B.Minimum Amount

1.    General. The need for capital is in great part a function of the volumes of and risks inherent in the products and services provided by the Bank to its Members, including the potential for Members to borrow from the Bank. Therefore, the Capital Stock of the Bank should be contributed in general proportion to the distribution of such products and services to its Members, including their potential borrowing activities. Each Member must purchase and maintain a minimum investment in the Capital Stock of the Bank in an amount determined in accordance with the requirements of this Capital Plan.

2.Minimum Member Stock Investment. Each Member is required to maintain a Minimum Member Stock Investment, both as a condition to becoming and remaining a Member and as a condition to obtaining Loans, Commitments and Letters of Credit from the Bank, access to the Bank’s credit products through its Membership Asset Value, and to support Acquired Member Assets with the Bank. The total amount of the required minimum investment of all Members shall be sufficient to ensure that the Bank stays in compliance with the Minimum Regulatory Capital Requirements under the Capital Regulation. The Board of Directors will monitor and, as necessary, adjust the minimum investment to provide for Capital Stock purchases and maintenance by all Members sufficient to allow the Bank to remain in compliance with its Minimum Regulatory Capital Requirements.

a)Member Loan Stock Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Member Loan Stock Purchase Percentage multiplied by all the Loans extended from the Bank to that Member. The Member Loan Stock Purchase Requirement will be calculated at the time each Loan is Transacted. The current Member Loan Stock Purchase Percentage is set forth on Appendix B. From time to time, upon approval by the Board of Directors, the Member

Loan Stock Purchase Percentage may be adjusted to as high as six percent (6.0%) or to as low as two percent (2.0%). Changes outside this range would constitute an amendment to this Capital Plan that would require Finance Agency approval. An adjustment in the Member Loan Stock Purchase Percentage may be applied in either of the following manners:

(1)    A change in the Member Loan Stock Purchase Percentage may be applied prospectively, affecting only Loans Transacted subsequent to the change in the Member Loan Stock Purchase Percentage, or

(2)A change in the Member Loan Stock Purchase Percentage may be applied retrospectively, in which case the new Member Loan Stock Purchase Percentage would be applied both to the Member Loans outstanding at the time of such change and to any Loans Transacted and issued subsequent to such change. If a change in the Member Loan Stock Purchase Requirement is made retrospectively, the Board of Directors may choose to either:

(i)apply the new Member Loan Stock Purchase Percentage to all Member Loans outstanding at the time of such change, or

(ii)apply the new Member Loan Stock Purchase Percentage only to Member Loans which do not include a Principal Prepayment Fee.

b)Commitment Stock Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Commitment Stock Purchase Percentage multiplied by all the Commitments issued and outstanding from the Bank to that Member. The Commitment Stock Purchase Requirement will be calculated at the time each Commitment is Transacted. The current Commitment Stock Purchase Percentage is set forth on Appendix B. From time to time, upon approval by the Board of Directors, the Commitment Stock Purchase Percentage may be adjusted to as high as six percent (6.0%) or to as low as zero percent (0.0%). Changes outside this range would constitute an amendment to this Capital Plan that would require Finance Agency approval. The initial implementation of the Commitment Stock Purchase Requirement will be applied on a prospective basis only, affecting only Commitments issued on and after the Effective Date. Any subsequent adjustment in the Commitment Stock Purchase Percentage may be applied in either of the following manners:

(1)A change in the Commitment Stock Purchase Percentage may be applied prospectively, affecting only Commitments Transacted subsequent to the change in the Commitment Stock Purchase Percentage, or

(2)A change in the Commitment Stock Purchase Percentage may be applied retrospectively, in which case the new Commitment Stock Purchase Percentage would be applied both to the Commitments outstanding at the time of such change and to any Commitment Stock Purchase subsequent to the change.

c)Letter of Credit Stock Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Letter of Credit Stock Purchase Percentage multiplied by all the Letters of Credit issued and outstanding from the Bank to that Member as account party. The Letter of Credit Stock Purchase Requirement will be calculated at the time each Letter of Credit is Transacted. The current Letter of Credit Stock Purchase Percentage is set forth on Appendix B. From time to time, upon approval by the Board of Directors, the Letter of Credit Stock Purchase Percentage may be adjusted to as high as four percent (4.0%) or to as low as zero percent (0.0%). Changes outside this range would constitute an amendment to this Capital Plan that would require Finance Agency approval. Any adjustment in the Letter of Credit Stock Purchase Percentage may be applied in either of the following manners:

(1)A change in the Letter of Credit Stock Purchase Percentage may be applied prospectively, affecting only Letters of Credit Transacted subsequent to the change in the Letter of Credit Stock Purchase Percentage, or

(2)A change in the Letter of Credit Stock Purchase Percentage may be applied retrospectively, in which case the new Letter of Credit Stock Purchase Percentage would be applied both to the Letters of Credit outstanding at the time of such change and to any Letter of Credit subsequent to the change.

d)Acquired Member Asset Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Bank’s Acquired Member Asset Purchase Percentage multiplied by the amount of Acquired Member Assets delivered by that Member and held by the Bank at the time the transaction occurs (in the Bank’s discretion, it may recalculate the Member’s Acquired Member Asset Purchase Requirement from time to time to capture any reductions in the amount of Acquired Member Assets then being held by the Bank). The current Acquired Member Asset Purchase Percentage is set forth on Appendix B. From time to time, upon approval by the Board of Directors, the Acquired Member Asset Purchase Percentage may be adjusted to as high as six percent (6.0%) or to as low as zero percent (0.0%). Changes outside this range would constitute an amendment to this Capital Plan that would require Finance Agency approval. Adjustments made to the Bank’s Acquired Member Asset Purchase Percentage, if any, shall be applied in accordance with the following:

(1)Any increase in the Acquired Member Asset Purchase Percentage shall be applied only on a prospective basis, i.e., affecting only master commitments entered into between a Member and the Bank subsequent to such increase in the Acquired Member Asset Purchase Percentage.

(a)    Any Acquired Member Assets delivered to the Bank under a master commitment made prior to an increase in Acquired Member Asset Purchase Percentage shall be subject to the lower Acquired Member Asset Purchase

Percentage, if any, that had been in effect at the time that master commitment was originally accepted by the Bank.

(2)Any decrease in the Acquired Member Asset Purchase Percentage may, in the sole discretion of the Bank, be applied either retrospectively, affecting all Acquired Member Assets previously delivered and held by the Bank or to be delivered under existing master commitments, or prospectively, affecting only master commitments entered into subsequent to such decrease in the Acquired Member Asset Purchase Percentage.

e)Membership Asset Value Stock Purchase Requirement. Each Member is required to purchase and hold Capital Stock in an amount equal to the Membership Asset Value Percentage multiplied by the principal amount of its Membership Asset Value, with each Member’s Membership Asset Value Stock Purchase Requirement subject to any dollar cap set by the Bank’s Board from time to time within the range of $5 to $100 million inclusive. The amount of the Membership Asset Value Stock Purchase Requirement shall be calculated and recalculated annually (no later than April 10 of each year) using financial data from the prior calendar year-end. In its discretion, the Bank may recalculate any Member’s Membership Asset Value Stock Purchase Requirement more frequently for a bona fide business purpose, using the most recently available financial data. The Bank shall also recalculate each Member’s Membership Asset Value Stock Purchase Requirement for any adjustment to the Membership Asset Value Percentage within the authorized ranges described below. From time to time, upon approval by the Board of Directors, the Membership Asset Value Percentage may be adjusted to as high as one percent (1.00%) or to as low as one twentieth percent (.05%). Changes outside this range would constitute an amendment to this Capital Plan, which would require Finance Agency approval. The current Membership Asset Value Percentage and dollar cap (if any) on the Membership Stock Purchase Requirement are set forth on Appendix B. An adjustment in the Membership Asset Value Percentage will be applied to the principal amount of the Member’s Membership Asset Value for all future calculations.

3.Excess Stock Investment. A Member may hold Excess Stock to the extent it has the legal authority under applicable statutes and regulations, subject to the following:

a)Repurchase. With Notice to Members of at least one (1) Business Day, the Bank, in its sole discretion, may elect to Repurchase Excess Stock shares at any time. The Bank will Repurchase Excess Stock from all Members on a pro rata basis (provided, however, in the event a Member has given Written Notice of its intent to redeem Excess Stock, the Bank may, in its sole discretion, Repurchase the Excess Stock of that Member as set forth below). The effect of Repurchasing Capital Stock by the Bank is to retire such shares.

b)Redemption. A Member may, at its discretion, request a Redemption of Capital Stock by providing Written Notice. A Member may request a Redemption of some or all of its Capital

Stock in accordance with the Redemption terms of this Capital Plan. The five- (5) year Redemption period commences upon the receipt of the Written Notice that specifies the number of shares to be redeemed or, if applicable, when the Redemption period is deemed to commence pursuant to Section III.I.1.c below. Following Written Notice of a Member’s intent to redeem shares, but prior to actual Redemption, the Bank may, in its sole discretion, elect to Repurchase those Excess Stock shares for which it has already received a Redemption request. In the event that multiple Redemption requests are pending, the Bank may, in its sole discretion, elect to Repurchase Excess Stock on a pro rata basis or according to the order in which the Redemption requests were received by the Bank, or according to another allocation method as necessary to maintain ongoing compliance with the Capital Regulation. The effect of Redeeming Excess Stock shares by the Bank is to retire such shares. A request by a Member (whose Membership has not been terminated) to redeem Capital Stock shall automatically be cancelled if the Bank is prevented from redeeming the Member’s Capital Stock because such redemption would cause the Member to fail to meet its Minimum Member Stock Investment. The effective date of the automatic cancellation shall be five (5) business days after the expiration of the applicable Redemption notice period.

If at any time more than one Member has outstanding one or more Redemption requests for which the respective request periods have expired, and if the Redemption by the Bank of all shares of Capital Stock subject to such Redemption requests would cause the Bank to fail to be in compliance with the Capital Regulation or the Bank is subject to the limitations referenced in Subsection 3.c. below, then, the Bank shall fulfill such Redemption requests as the Bank is able to do so from time to time beginning with such Redemption requests as to which the Redemption period expired on the earliest date and fulfilling such Redemption requests relating to that date on a pro rata basis until fully satisfied, and then, fulfilling such Redemption requests as to which the Redemption request period has expired on the next earliest date in the same pro rata manner, and continuing in that order until all such Redemption requests as to which the Redemption request period has expired have been fulfilled.

c)Limitation on Repurchase and Redemption. The Repurchase and Redemption of Capital Stock will be subject to the applicable restrictions set forth in 12 C.F.R. Sections 931.7, 931.8 and 12 C.F.R. Part 1229. The Bank’s discretion to Repurchase Excess Stock and a Member’s right to the Redemption of its Excess Stock may be impaired by these regulatory requirements.

C.    Adjustments to Minimum Amount

1.Member Acceptance. Each Member is required to comply with any changes adopted in the Bank’s Capital Plan, including any adjustments made by the Board of Directors that may lead to an increase in a Member’s Minimum Member Stock Investment. In order to effectuate the sale of additional Capital Stock required due to such changes in terms, the Bank is authorized to issue Capital Stock in the name of a Member and to withdraw appropriate payment from the Member’s Demand Deposit Account.

2.Prior Notice. The Bank shall provide at least fifteen (15) days’ Notice to Members prior to implementing any adjustment to the Member Loan Stock Purchase Percentage, Commitment Stock Purchase Percentage, Letter of Credit Stock Purchase Percentage, Membership Asset Value Percentage, or Acquired Member Asset Purchase Percentage if doing so affects the total Minimum Member Stock Investment of the Member. The Bank shall implement the adjustments on the date stated in the Notice to Members.

III.Par Value, Rights, Terms, and Preferences of Capital Stock

A.Authorized Capital Stock. The Bank issues Class B Capital Stock only in accordance with 12 C.F.R. Section 931.2 and in accordance with this Capital Plan. Capital Stock is composed of the following subclasses: 1) Membership Stock (subclass B-1) and 2) Activity-Based Stock (subclass B-2).

B.Par Value. The par value of Capital Stock shall be $100. The Capital Stock shall be issued, redeemed and repurchased at par value.

C.Ownership. The retained earnings, surplus, undivided profits and equity reserves, if any, of the Bank are owned by the holders of Capital Stock proportionate to their ownership of all outstanding shares of Capital Stock. The holders of Capital Stock shall have no right to receive any portion of these items, however, except through the declaration of a dividend or capital distribution approved by the Board of Directors or through liquidation of the Bank.

D.Limitations. The Bank may only issue Capital Stock in accordance with this Capital Plan and the Capital Regulation. The Bank may only issue Capital Stock to Members and only Members, former Members that are required to hold Capital Stock after their membership has terminated in order to support outstanding Loans from the Bank and other transactions with the Bank, and entities that acquire Members such as through mergers or consolidations, but which themselves are not Members, may hold Capital Stock.

E.    Dividends. Dividends are to be declared and paid on Capital Stock from time to time as determined by the Bank’s Board of Directors, and are non-cumulative with respect to payment obligation and are not to exceed the sum of current net earnings plus net earnings previously retained by the Bank. The Board of Directors may declare and pay different dividends for each subclass of Capital Stock; provided that, the dividend rate declared and paid on Subclass B-2 Stock (Activity-Based Stock) shall at least equal or exceed the dividend rate declared and paid on Subclass B-1 Stock (Membership Stock). The Board of Directors may declare and pay dividends on Capital Stock provided the Bank’s capital position is not below its Minimum Regulatory Capital Requirement nor will it be below its Minimum Regulatory Capital Requirement subsequent to the payment of the dividend and provided that such payment is not subject to restriction or prohibition pursuant to 12 C.F.R. 932 and 12 C.F.R. Part 1229.

F.    Redemption. Capital Stock shares are redeemable for cash at par value following five (5) years’ prior Written Notice; however, a Member may not have pending at any one time more than one Redemption request for the same share of Capital Stock.

G.    Cancellation of Redemption. In the event a Member, having previously notified the Bank in writing of its intent to redeem some or all of its Capital Stock, wishes to cancel its Redemption request before the completion of the five- (5) year notification period, it may elect to do so by providing Written Notice to the Bank of its intent to cancel its Redemption request. The Bank will impose a Redemption Cancellation Fee on the Member that either voluntarily or involuntarily cancels its Redemption request; provided, however, the Bank may waive the fee for a bona fide business purpose consistent with Section 7(j) of the Bank Act. The Redemption Cancellation Fee is the fee in effect at the time the Member provides Written Notice of cancellation. The Member has ten (10) business days from the date the Bank sends the Notice to Member of the amount of the Cancellation Fee to provide Written Notice of its intent to revoke the cancellation and to proceed with the Redemption of the Capital Stock it previously sought to redeem according to the original Redemption timetable, thereby avoiding the Redemption Cancellation Fee. The Redemption Cancellation Fee is calculated by taking the percentage set forth on Appendix B and multiplying it against the par value of the Capital Stock subject to the notice of Redemption. The Redemption Cancellation Fee percentage may be adjusted at the discretion of the Board of Directors to as high as five percent (5.0%) and to as low as zero percent (0.0%).

H.     Limited Transferability. A Member may only transfer any Excess Stock of the Bank it holds to another Member of the Bank or to an institution that has been approved for Membership in the Bank and that has satisfied all conditions for becoming a Member, other than the purchase of the minimum amount of Capital Stock that it is required to hold as a condition of Membership. Any such Capital Stock transfers shall be at par value and shall be effective upon being recorded on the appropriate books and records of the Bank. Capital Stock may only be traded between the Bank and its Members.

I.    Termination of Membership. The following terms pertain to the termination of a Member’s Membership in the Bank.

1.Voluntary Withdrawal.

a)    A Member may withdraw from Membership by providing the Bank Written Notice of its intent to withdraw. A Member may cancel its notice of withdrawal at any time prior to its effective date by providing the Bank Written Notice of such cancellation. The Bank will impose a fee on a Member that cancels a notice of withdrawal; provided, however, the Bank may waive the fee for a bona fide business purpose consistent with Section 7(j) of the Bank Act. The Membership Withdrawal Cancellation Fee is the fee in effect at the time the Member provides Written Notice of cancellation. The Member has ten (10) business days from the date the Bank sends the Notice to Member of the amount of the Membership Withdrawal Cancellation Fee to provide Written Notice of its intent to revoke the cancellation, thereby avoiding the Membership Withdrawal Cancellation Fee. The Membership Withdrawal Cancellation Fee is calculated by taking the percentage set forth on Appendix B and multiplying it against the par value of the Capital Stock held by the Member. The Membership

Withdrawal Cancellation Fee percentage may be adjusted at the discretion of the Board of Directors to as high as five percent (5.0%) and to as low as zero percent (0.0%).

b)    The Membership of a Member that has submitted a Written Notice of withdrawal shall terminate as of the date on which the last of the applicable Capital Stock Redemption periods ends for the Capital Stock comprising the Member’s Membership Stock Purchase Requirement, as of the date the Written Notice of withdrawal is submitted, unless the Member has cancelled its notice of withdrawal prior to that date.

c)    The receipt by the Bank of Written Notice of withdrawal shall commence the five- (5) year Redemption period for the Capital Stock held by the Member that is not already subject to a pending request for Redemption. With respect to any additional shares of Capital Stock that such Member is required to purchase to meet its Membership Stock Purchase Requirement (the Membership Asset Value Stock Purchase Requirement) during the five- (5) year withdrawal period, the Redemption period for such additional shares of Capital Stock shall be deemed to commence on the date of each such purchase of additional shares, as to the specific shares so purchased. This provision shall apply retrospectively and prospectively. In the case of a Member whose Membership has been terminated as a result of a merger or other consolidation into a non-member or a member of another Federal Home Loan Bank, the Redemption period for any Capital Stock that is not already subject to a pending request for Redemption shall be deemed to commence on the date on which the charter of the former Member is cancelled.

d)    No Member may withdraw from Membership unless, on the date the Membership is terminated, there is in effect a certification from the Finance Agency that the withdrawal of a Member will not cause the Bank System to fail to satisfy its REFCORP Obligations.

2.Involuntary Terminations. The Board of Directors of the Bank has the right to terminate the Membership of any Member that: 1) fails to comply with any requirement of the Bank Act, Finance Agency Regulations, or the Capital Plan; 2) becomes insolvent or otherwise subject to the appointment of a conservator, receiver, or other legal custodian under federal or state law or 3) would jeopardize the safety and soundness of the Bank if it were to remain a Member.

a)The five- (5) year Redemption period for all the Capital Stock owned by the Member and not already subject to a pending request for Redemption shall commence on the date the Bank terminates the Member’s Membership.

b)Notwithstanding any other provision of this Capital Plan, in the event that (1) a conservator or a receiver has been appointed for a Member, and (2) the Bank has terminated the Member’s Membership, then that Member’s Membership Asset Value Stock Purchase Requirement shall be zero.

3.Liquidation of Capital Stock. If an institution ceases to be a Member of the Bank for any reason, the Bank shall require the institution to continue to hold the Capital Stock necessary to support the Loans outstanding, Letters of Credit outstanding and/or Acquired Member Assets under the terms of the Capital Plan in effect at that time. Upon the repayment of outstanding indebtedness to the Bank, including, without limitation, any Principal Prepayment Fees and settlement of the Member’s risk sharing obligations under any Acquired Member Asset program, the Capital Stock that was necessary to support the Loans, Letters of Credit and/or Acquired Member Asset program shall become Excess Stock subject to Repurchase by the Bank in its discretion and the five- (5) year Redemption period for such shares shall be deemed to commence on that date as well.

4.Liquidation of Indebtedness. The Bank will liquidate the indebtedness of any institution that ceases to be a Member in an orderly manner according to a schedule established by the Bank in its sole discretion. The Bank may require the immediate repayment of all indebtedness, in which case the Member shall be subject to any applicable Principal Prepayment Fees. In the alternative, and in the Bank's sole discretion, the Bank may allow the institution to continue to hold on to any indebtedness for any length of period up to and including maturity.

J.    Voting Rights. The voting rights associated with Capital Stock are defined herein. The voting rights associated with the election of directors are governed by Part 1261 of the Finance Agency Regulations. There shall be no voting preferences for any share of Capital Stock.

K.    Rights in Bank Merger. In the event the Bank merges with or consolidates into another Home Loan Bank, the Member will be entitled to the rights and benefits set forth in the agreement of merger approved by the Board of Directors of each Home Loan Bank and the Finance Agency.

L.Rights in Bank Liquidation. In the event the Bank is liquidated, the Member will be entitled to the rights and benefits granted to it by the Finance Agency and/or the United States Congress.

IV.Process for Amending this Plan

1.General. In order to safeguard the ability to serve its Members and protect their capital investment, accommodate changes in the Bank’s product or business mix and maintain compliance with the Capital Regulation, from time to time this Plan may be amended. Capital Plan amendments may be made as follows:

a)    Board of Directors. Upon a simple majority vote of all of the individual members of the Board of Directors, not just a simple majority vote of a quorum, a request to amend this Capital Plan may be submitted to the Finance Agency. The effective date(s) for any proposed change(s) to the terms of this Capital Plan shall be contained in any amendment request as submitted to the Finance Agency.

b)    Shareholder Notification. The Bank will provide Notice to Members of any request submitted to the Finance Agency to amend this Capital Plan at least thirty (30) days prior to the effective date of any such requested amendment.

c)    Finance Agency. To become effective, any amendment to this Capital Plan must be approved by the Finance Agency.

V.Definitions

Certain terms used within this Capital Plan are defined as follows:

Acquired Member Asset means the outstanding principal balance of assets purchased or funded by the Bank from a Member pursuant to Part 955 of the Rules and Regulations of the Finance Agency.

Acquired Member Asset Purchase Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relationship to the outstanding principal balance of Acquired Member Assets delivered by a Member and held by the Bank.

Acquired Member Asset Purchase Requirement means the Activity-Based Stock Purchase Requirement based upon Acquired Member Assets as specified in this Plan.

Activity-Based Stock Purchase Requirement means a subclass of Capital Stock which a Member is required to purchase and hold as a function of the volume of a particular product or service provided to that Member by the Bank.

Bank means the Federal Home Loan Bank of Pittsburgh.

Bank Act means the Federal Home Loan Bank Act, as amended, 12 U.S.C. 1421 through 1449.

Bank System means the 12 Federal Home Loan Banks and the Federal Home Loan Banks Office of Finance.

Board of Directors means the Board of Directors of the Bank.

Business Day means any day on which the Bank is open to conduct business.

Capital Plan means this Capital Plan as amended and approved by the Finance Agency pursuant to the Capital Regulation.

Capital Regulation means Subchapter E of Chapter IX of Title 12 of the Code of Federal Regulations.

Capital Stock means “Class B Stock” as defined by the Bank Act and Capital Regulation, which may be issued in subclasses.

Commitment means an agreement that requires the Bank to make a Loan to a Member where the initial date of the term of the Loan is greater than 30 days after the Bank issues the Commitment.

Commitment Stock Purchase Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relation to its outstanding Commitments.

Commitment Stock Purchase Requirement means the Activity-Based Capital Stock Purchase Requirement based upon Commitments as specified in this Plan.

Excess Stock means that amount of Capital Stock held by a Member in excess of its Minimum Member Stock Investment as required by this Capital Plan.

Federal Home Loan Bank means one of the 12 Federal Home Loan Banks other than the Bank.

Finance Agency means the Federal Housing Finance Agency as successor to the Federal Housing Finance Board, or any successor agency to the Finance Agency.

Finance Agency Regulations mean Chapter IX and Chapter XII of Title 12 of the Code of Federal Regulations, as may be amended from time to time which may also be referred to as the Rules and Regulations of the Federal Housing Finance Agency and includes the Rules and Regulations of the Federal Housing Finance Board, the predecessor agency to the Finance Agency.

Housing Associate means an entity that has been approved as a nonmember mortgagee pursuant to Part B of Part 950 of the Code of Federal Regulations.

Letter of Credit means the outstanding amount of a Member’s standby letters of credit with the Bank as defined in Section 960.1 of the Finance Agency Regulations.

Letter of Credit Stock Purchase Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relationship to the Member’s Letters of Credit from the Bank.

Letter of Credit Stock Purchase Requirement means the Activity-Based Capital Stock Purchase Requirement based upon Letters of Credit as defined in this Plan.

Loan means the outstanding principal balance of an advance, as defined in Section 900.2 of the Finance Agency Regulations.

Member means an institution that has been approved for Membership in the Bank and that has satisfied its Minimum Member Stock Investment requirement.

Member Demand Deposit Account means one or more demand deposit accounts maintained with the Bank and which are subject to the terms and conditions of the Bank’s Demand Deposit Account Agreement.

Member Loan Stock Purchase Percentage means the percentage set by the Board of Directors from time to time that determines how much Capital Stock a Member must purchase in relationship to its outstanding Loans from the Bank.

Member Loan Stock Purchase Requirement means the Activity-Based Capital Stock Purchase Requirement based upon Loans as specified in this Plan.

Membership means all of the rights, privileges and obligations associated with being a Member of the Bank.

Membership Assets means all of the assets of the Member (other than Capital Stock) of a type that may qualify as collateral security for the Member under the Bank Act or the Finance Agency Regulations. (Assets deemed to be Membership Assets for purposes of calculating a Member’s Membership Asset Stock Purchase Requirement may or may not be accepted by the Bank as collateral security for any particular transaction.)

Membership Asset Factor means the percentage, from zero to one hundred, that the Bank has assigned to a category or type of asset that may constitute a Membership Asset of any Member. The Membership Asset Factor assigned to each category of Membership Assets is set forth in Appendix A.

Membership Asset Value means the sum of the amounts of each category of the Member’s Membership Assets, as determined by the Bank from the Member’s relevant regulatory reports and also in the case of affiliate pledge or other additional specific pledge agreements between the Bank and a Member, the assets pledged as collateral under any such agreement (to the extent not otherwise included in the Member’s regulatory or financial reports) multiplied in each case by the Membership Asset Factor applicable to each such asset category.

Membership Asset Value Percentage means the percentage set by the Board of Directors from time to time in accordance with Section II.B.2.e.

Membership Asset Value Stock Purchase Requirement serves as the Membership Stock Purchase Requirement based on the Member’s Membership Asset Value as specified in this Plan.

Membership Stock Purchase Requirement means a subclass of Capital Stock a Member must acquire and hold as a condition of Membership.

Membership Withdrawal Cancellation Fee means the fee the Bank may impose upon a Member, which having given notice of its intent to withdraw from Membership, subsequently revokes that withdrawal notice.

Minimum Member Stock Investment means the minimum amount of each subclass of Capital Stock that a Member is required to purchase and hold in order to be a Member and in order to obtain Loans from the Bank and to engage in other business activities with the Bank in accordance with this Plan. The Minimum Member Stock Investment shall be the sum of the (a) Member’s Member Loan Stock Purchase Requirement, plus (b) Commitment Stock Purchase Requirement, plus (c) Letter of Credit Stock Purchase Requirement, plus (d) Acquired Member Asset Purchase Requirement, plus (e) Membership Asset Value Stock Purchase Requirement; provided, however, that in the event that the Member has no outstanding Loans, Commitments, Letters of Credit or Acquired Member Assets held by the Bank and the calculation of the Member’s Membership Asset Value Stock Purchase Requirement is less than $10,000, then, the Member’s Membership Stock Purchase Requirement shall be deemed to be $10,000.

Minimum Regulatory Capital Requirement means the minimum regulatory capital requirement established for the Bank under the Capital Regulation, the Prompt Corrective Action Regulation or by order of the Finance Agency.

Notice to Members means any written notice from the Bank to the Members regarding any element of the Capital Plan, and also includes any electronic writing related to the Capital Plan, including electronic mail and posting on the Bank’s public or private Web site.

Plan means the Capital Plan.

Principal Prepayment Fee means the fee charged by the Bank under the Advances, Collateral Pledge and Security Agreement when a Member pays off a Loan before maturity.

Prompt Corrective Action or PCA Regulation means Subpart A of Part 1229 of Chapter XII of Title 12 of the Code of Federal Regulations.

Redemption Cancellation Fee means the fee the Bank may impose upon a Member who, having given Written Notice of its intent to redeem Capital Stock shares, subsequently revokes that Redemption request.

Redemption means the acquisition by the Bank of outstanding Capital Stock from a Member at par value following the expiration of the statutory Redemption request period.

REFCORP Obligations means the obligations under 12 U.S.C. 1441b(f)(2)(C) to contribute interest payments owed on obligations issued by the Resolution Funding Corporation.

Repurchase means the acquisition by the Bank of Excess Stock of a Member by the Bank exercising its discretion to repurchase on the Bank’s own initiative from time to time or prior to the expiration of the statutory Redemption period all as set forth in II.B.3.

Transacted means the origination, repayment, termination, or renewal of a Loan, Commitment or Letter of Credit.

Written Notice means a letter or other business writing, signed by an officer of the Member, sent by certified mail, return receipt requested, to the Bank’s Corporate Secretary at the Bank’s home office, currently 601 Grant Street, Pittsburgh, Pennsylvania, 15219.

VI.Retained Earnings Enhancement Implementation and Definitions

A.Implementation.

The provisions of Section VI shall become effective upon, and only upon, the occurrence of the Interim Capital Plan Amendment Implementation Date. Until the Restriction Termination Date, in the event of any conflict between Section VI and the remainder of this Capital Plan, the applicable terms of Section VI shall govern, and shall be interpreted in a manner such that the restrictions set forth therein are supplementary to, and not in lieu of, the requirements of the remainder of this Capital Plan.

B.Definitions applicable to Section VI of this Capital Plan.

As used in this Section VI., the following capitalized terms shall have the following meanings. Other capitalized terms used but not defined in this Section VI. shall have the meanings set forth in Section V. of this Capital Plan.

‘Act’ means the Federal Home Loan Bank Act, as amended as of the Effective Date.

‘Adjustment to Prior Net Income’ means either an increase, or a decrease, to a prior calendar quarter’s Quarterly Net Income subsequent to the date on which any allocation to Restricted Retained Earnings for such calendar quarter was made.

‘Agreement’ means the Joint Capital Enhancement Agreement adopted by the FHLBanks on the Effective Date and amended on the date on which the FHFA has approved the Retained Earnings Capital Plan Amendments for all of the FHLBanks that have issued capital stock pursuant to a capital plan as of the Effective Date.

‘Allocation Termination Date’ means the date the Bank’s obligation to make allocations to the Restricted Retained Earnings account is terminated permanently. That date is determined pursuant to Section VI.E. of this Capital Plan.

‘Automatic Termination Event’ means (i) a change in the Act, or another applicable statute, occurring subsequent to the Effective Date, that will have the effect of creating a new, or higher, assessment or taxation on net income or capital of the FHLBanks, or (ii) a change in the Act, another applicable statute, or the Regulations, occurring subsequent to the Effective Date, that will result in a higher mandatory allocation of an FHLBank’s Quarterly Net Income to any Retained Earnings account than the annual amount, or total amount, specified in an FHLBank’s capital plan as in effect immediately prior to the Automatic Termination Event.

‘Automatic Termination Event Declaration Date’ means the date specified in Section VI.E.1.a or VI.E.1.b of this Capital Plan.

‘Bank’s Total Consolidated Obligations’ means the daily average carrying value for the calendar quarter, excluding the impact of fair value adjustments (i.e., fair value option and hedging adjustments), of the Bank’s portion of outstanding System Consolidated Obligations for which it is the primary obligor.

‘Declaration of Automatic Termination’ means a signed statement, executed by officers authorized to sign on behalf of each FHLBank that is a signatory to the statement, in which at least 2/3 of the then existing FHLBanks declare their concurrence that a specific statutory or regulatory change meets the definition of an Automatic Termination Event.

‘Dividend’ means a distribution of cash, other property, or stock to a Stockholder with respect to its holdings of Capital Stock.

‘Dividend Restriction Period’ means any calendar quarter: (i) that includes the REFCORP Termination Date, or occurs subsequent to the REFCORP Termination Date; (ii) that occurs prior to an Allocation Termination Date; and (iii) during which the amount of the Bank’s Restricted Retained Earnings is less than the amount of the Bank’s RREM. If the amount of the Bank’s Restricted Retained Earnings is at least equal to the amount of the Bank’s RREM, and subsequently the Bank’s Restricted Retained Earnings becomes less than its RREM, the Bank shall be deemed to be in a Dividend Restriction Period (unless an Allocation Termination Date has occurred).

‘Effective Date’ means February 28, 2011.

‘GAAP’ means accounting principles generally accepted in the United States as in effect from time to time.

‘FHFA’ means the Federal Housing Finance Agency, or any successor thereto.

‘FHLBank’ means a Federal Home Loan Bank chartered under the Act.

‘Interim Capital Plan Amendment Implementation Date’ means 31 days after the date by which the FHFA has approved a capital plan amendment substantially the same as the Retained Earnings Capital Plan Amendment for all of the FHLBanks that have issued capital stock pursuant to a capital plan as of the Effective Date.

‘Net Loss’ means that the Quarterly Net Income of the Bank is negative, or that the annual net income of the Bank calculated on the same basis is negative.

‘Quarterly Net Income’ means the amount of net income of an FHLBank for a calendar quarter calculated in accordance with GAAP, after deducting the FHLBank’s required contributions for that quarter to the Affordable Housing Program under Section 10(j) of the Act, as reported in the FHLBank’s quarterly and annual financial statements filed with the Securities and Exchange Commission.

‘REFCORP Termination Date’ means the last day of the calendar quarter in which the FHLBanks’ final regular payments are made on obligations to REFCORP in accordance with Section 997.5 of the Regulations and Section 21B(f) of the Act.

‘Regular Contribution Amount’ means the result of (i) 20 percent of Quarterly Net Income; plus (ii) 20 percent of a positive Adjustment to Prior Net Income for any prior calendar quarter that includes the REFCORP Termination Date, or occurred subsequent to the REFCORP Termination Date, to the extent such adjustment has not yet been made in the current calendar quarter; minus (iii) 20 percent of the absolute value of a negative Adjustment to Prior Net Income for any prior calendar quarter that includes the REFCORP Termination Date, or occurred subsequent to the REFCORP Termination Date, to the extent such adjustment has not yet been made in the current calendar quarter.

‘Regulations’ mean: (i) the rules and regulations of the Federal Housing Finance Board (except to the extent that they may be modified, terminated, set aside or superseded by the Director of the FHFA) in effect on the Effective Date; (ii) the rules and regulations of the FHFA, as amended from time to time.

‘Restricted Retained Earnings’ means the cumulative amount of Quarterly Net Income and Adjustments to Prior Net Income allocated to the Bank’s Retained Earnings account restricted pursuant to the Retained Earnings Capital Plan Amendment, and does not include amounts retained in: (i) any accounts in existence at the Bank on the Effective Date; or (ii) any other Retained Earnings accounts subject to restrictions that are not part of the terms of the Retained Earnings Capital Plan Amendment.

‘Restricted Retained Earnings Minimum’ (‘RREM’) means a level of Restricted Retained Earnings calculated as of the last day of each calendar quarter equal to one percent of the Bank’s Total Consolidated Obligations.

‘Restriction Termination Date’ means the date the restriction on the Bank paying Dividends out of the Restricted Retained Earnings account, or otherwise reallocating funds from the Restricted Retained Earnings account, is terminated permanently. That date is determined pursuant to Section VI.E. of this Capital Plan.

‘Retained Earnings’ means the retained earnings of an FHLBank calculated pursuant to GAAP.

‘Retained Earnings Capital Plan Amendment’ means the amendment to this Capital Plan, made a part thereof, adopted effective on the Interim Capital Plan Amendment Implementation Date adding Section VI to this Capital Plan.

‘Special Contribution Amount’ means the result of: (i) 50 percent of Quarterly Net Income; plus (ii) 50 percent of a positive Adjustment to Prior Net Income for any prior calendar quarter that includes the REFCORP Termination Date, or occurred subsequent to the REFCORP Termination Date, to the extent such adjustment has not yet been made in the current calendar quarter; minus (iii) 50 percent of the absolute value of a negative Adjustment to Prior Net Income for any prior calendar quarter that includes the REFCORP Termination Date, or occurred subsequent to the REFCORP Termination Date, to the extent such adjustment has not yet been made by the current calendar quarter.

‘Stockholder’ means: (i) an institution that has been approved for membership in the Bank, and has purchased Capital Stock in accordance with the Regulations; (ii) a former Member of the Bank that continues to own Capital Stock; or (iii) a successor to an entity that was a Member of the Bank that continues to own Capital Stock.

‘System Consolidated Obligation’ means any bond, debenture, or note authorized under the Regulations to be issued jointly by the FHLBanks pursuant to Section 11(a) of the Act, as amended, or any bond or note previously issued by the Federal Housing Finance Board on behalf of all FHLBanks pursuant to Section 11(c) of the Act, on which the FHLBanks are jointly and severally liable, or any other instrument issued through the Office of Finance, or any successor thereto, under the Act, that is a joint and several liability of all the FHLBanks.

‘Total Capital’ means Retained Earnings, the amount paid-in for Capital Stock, the amount of any general allowance for losses, and the amount of other instruments that the FHFA has determined to be available to absorb losses incurred by the Bank.

C.Establishment of Restricted Retained Earnings

1.Segregation of Account.

No later than the REFCORP Termination Date, the Bank shall establish an account in its official books and records in which to allocate its Restricted Retained Earnings, with such account being segregated on its books and records from the Bank’s Retained Earnings that are not Restricted Retained Earnings for purposes of tracking the accumulation of Restricted Retained Earnings and enforcing the restrictions on the use of the Restricted Retained Earnings imposed in the Retained Earnings Capital Plan Amendment.

2.Funding of Account.

a)Date on which Allocation Begins

The Bank shall allocate to its Restricted Retained Earnings account an amount at least equal to the Regular Contribution Amount beginning on the REFCORP Termination Date. The Bank shall allocate amounts to the Restricted Retained Earnings account only through contributions from its Quarterly Net Income or Adjustments to Prior Net Income occurring on or after the REFCORP Termination Date, but nothing in the Retained Earnings

Capital Plan Amendment shall prevent the Bank from allocating a greater percentage of its Quarterly Net Income or positive Adjustment to Prior Net Income to its Restricted Retained Earnings account than the percentages set forth in the Retained Earnings Capital Plan Amendment.

b)Ongoing Allocation

During any Dividend Restriction Period that occurs before the Allocation Termination Date, the Bank shall continue to allocate its Regular Contribution Amount (or when and if required under Subsection VI.C.2.d below, its Special Contribution Amount) to its Restricted Retained Earnings account.

c)Treatment of Quarterly Net Losses and Annual Net Losses

In the event the Bank sustains a Net Loss for a calendar quarter, the following shall apply: (i) to the extent that its cumulative calendar year-to-date net income is positive at the end of such quarter, the Bank may decrease the amount of its Restricted Retained Earnings such that the cumulative addition to the Restricted Retained Earnings account calendar year-to-date at the end of such quarter is equal to 20 percent of the amount of such cumulative calendar year-to-date net income; (ii) to the extent that its cumulative calendar year-to-date net income is negative at the end of such quarter (a) the Bank may decrease the amount of its Restricted Retained Earnings account such that the cumulative addition calendar year-to-date to the Restricted Retained Earnings at the end of such quarter is zero, and (b) the Bank shall apply any remaining portion of the Net Loss for the calendar quarter first to reduce Retained Earnings that are not Restricted Retained Earnings until such Retained Earnings are reduced to zero, and thereafter may apply any remaining portion of the Net Loss for the calendar quarter to reduce Restricted Retained Earnings; and (iii) for any subsequent calendar quarter in the same calendar year, the Bank may decrease the amount of its quarterly allocation to its Restricted Retained Earnings account in that subsequent calendar quarter such that the cumulative addition to the Restricted Retained Earnings account calendar year-to-date is equal to 20 percent of the amount of such cumulative calendar year-to-date net income.

In the event the Bank sustains a Net Loss for a calendar year, any such Net Loss first shall be applied to reduce Retained Earnings that are not Restricted Retained Earnings until such Retained Earnings are reduced to zero, and thereafter any remaining portion of the Net Loss for the calendar year may be applied to reduce Restricted Retained Earnings.

d)Funding at the Special Contribution Amount

If during a Dividend Restriction Period, the amount of the Bank’s Restricted Retained Earnings decreases in any calendar quarter, except as provided in Subsections VI.C.2.c(i) and (ii)(a) above, the Bank shall allocate the Special Contribution Amount to its Restricted Retained Earnings account beginning at the following calendar quarter-end (except as provided in the last sentence of this subsection). Thereafter, the Bank shall continue to allocate the

Special Contribution Amount to its Restricted Retained Earnings account until the cumulative difference between: (i) the allocations made using the Special Contribution Amount; and (ii) the allocations that would have been made if the Regular Contribution Amount applied, is equal to the amount of the prior decrease in the amount of its Restricted Retained Earnings account arising from the application of Subsection VI.C.2.c(ii)(b). If at any calendar quarter-end the allocation of the Special Contribution Amount would result in a cumulative allocation in excess of such prior decrease in the amount of Restricted Retained Earnings: (i) the Bank may allocate such percentage of Quarterly Net Income to the Restricted Retained Earnings account that shall exactly restore the amount of the prior decrease, plus the amount of the Regular Contribution Amount for that quarter; and (ii) the Bank in subsequent quarters shall revert to paying at least the Regular Contribution Amount.

e)Release of Restricted Retained Earnings

If the Bank’s RREM decreases from time to time due to fluctuations in the Bank’s Total Consolidated Obligations, amounts in the Restricted Retained Earnings account in excess of 150 percent of the RREM may be released by the Bank from the restrictions otherwise imposed on such amounts pursuant to the provisions of the Retained Earnings Capital Plan Amendment, and reallocated to its Retained Earnings that are not Restricted Retained Earnings. Until the Restriction Termination Date, the Bank may not otherwise reallocate amounts in its Restricted Retained Earnings account (provided that a reduction in the Restricted Retained Earnings account following a Net Loss pursuant to Subsection VI.C.2.c is not a reallocation).

f)No Effect on Rights of Shareholders as Owners of Retained Earnings

In the event of the liquidation of the Bank, or a taking of the Bank’s Retained Earnings by any future federal action, nothing in the Retained Earnings Capital Plan Amendment shall change the rights of the holders of the Bank’s Class B stock that confer ownership of Retained Earnings, including Restricted Retained Earnings, as granted under Section 6(h) of the Act.

D.Limitation on Dividends, Stock Purchase and Stock Redemption

1.General Rule on Dividends.

From the REFCORP Termination Date through the Restriction Termination Date, the Bank may not pay Dividends, or otherwise reallocate funds, (except as expressly provided in Subsection VI.C.2.e, and further provided that a reduction in the Restricted Retained Earnings account following a Net Loss pursuant to Subsection VI.C.2.c is not a reallocation) out of Restricted Retained Earnings. During a Dividend Restriction Period, the Bank may not pay Dividends out of the amount of Quarterly Net Income required to be allocated to Restricted Retained Earnings.

2.Limitations on Repurchase and Redemption.

From the REFCORP Termination Date through the Restriction Termination Date, the Bank shall not engage in a Repurchase or Redemption transaction if following such transaction the Bank’s Total Capital as reported to the FHFA falls below the Bank’s aggregate paid-in amount of Capital Stock.

E.Termination of Retained Earnings Capital Plan Amendment Obligations

1.Notice of Automatic Termination Event.

a)Action by FHLBanks

If the Bank desires to assert that an Automatic Termination Event has occurred (or will occur on the effective date of a change in a statute or the Regulations), the Bank shall provide prompt written notice to all of the other FHLBanks (and provide a copy to the FHFA) identifying the specific statutory or regulatory change that is the basis for the assertion. For the purposes of this section, ‘prompt written notice’ means notice delivered no later than 90 calendar days subsequent to: (1) the date the specific statutory change takes effect; or (2) the date an interim final rule or final rule effecting the specific regulatory change is published in the Federal Register.

If within 60 calendar days of transmission of such written notice to all of the other FHLBanks, at least 2/3 of the then existing FHLBanks (including the Bank) execute a Declaration of Automatic Termination concurring that the specific statutory or regulatory change identified in the written notice constitutes an Automatic Termination Event, then the Declaration of Automatic Termination shall be delivered by the Bank to the FHFA within 10 calendar days of the date that the Declaration of Automatic Termination is executed. After the expiration of a 60 calendar day period that begins when the Declaration of Automatic Termination is delivered to the FHFA, or is delivered to the FHFA by another FHLBank pursuant to the terms of its capital plan, an Automatic Termination Event Declaration Date shall be deemed to occur (except as provided in Subsection VI.E.1.c).

If a Declaration of Automatic Termination concurring that the specific statutory or regulatory change identified in the written notice constitutes an Automatic Termination Event has not been executed by at least the required 2/3 of the then existing FHLBanks within 60 calendar days of transmission of such notice to all of the other FHLBanks, the Bank may request a determination from the FHFA that the specific statutory or regulatory change constitutes an Automatic Termination Event. Such request must be filed with the FHFA within 10 calendar days after the expiration of the 60 calendar day period that begins upon transmission of the written notice of the basis of the assertion to all of the other FHLBanks.

b)Action by FHFA

The Bank may request a determination from the FHFA that a specific statutory or regulatory change constitutes an Automatic Termination Event, and may claim that an Automatic Termination Event has occurred, or will occur, with respect to a specific statutory or regulatory change only if the Bank has complied with the time limitations and procedures of Subsection VI.E.1.a.

If within 60 calendar days after the Bank delivers such request to the FHFA, or another FHLBank delivers such a request pursuant to its capital plan, the FHFA provides the requesting FHLBank with a written determination that a specific statutory or regulatory change is an Automatic Termination Event, then an Automatic Termination Event Declaration Date shall be deemed to occur as of the expiration of such 60 calendar day period (except as provided in Subsection VI.E.1.c). The date of the Automatic Termination Event Declaration Date shall be as of the expiration of such 60 calendar day period (except as provided in Subsection VI.E.1.c no matter on which day prior to the expiration of the 60 calendar day period the FHFA has provided its written determination.

If the FHFA fails to make a determination within 60 calendar days after an FHLBank delivers such a request to the FHFA, then an Automatic Termination Event Declaration Date shall be deemed to occur as of the date of the expiration of such 60 calendar day period (except as provided in Subsection VI.E.1.c); provided, however, that the FHFA may make a written request for information from the requesting FHLBank, and toll such 60 calendar day period from the date that the FHFA transmits its request until that FHLBank delivers to the FHFA information responsive to its request.

If within 60 calendar days after an FHLBank delivers to the FHFA a request for determination that a specific statutory or regulatory change constitutes an Automatic Termination Event (or such longer period if the 60 calendar day period is tolled pursuant to the preceding sentence), the FHFA provides that FHLBank with a written determination that a specific statutory or regulatory change is not an Automatic Termination Event, then an Automatic Termination Event shall not have occurred with respect to such change.

c)Proviso as to Occurrence of Automatic Termination Event Declaration Date

In no case under this Subsection VI.E.1. may an Automatic Termination Event Declaration Date be deemed to occur prior to: (1) the date the specific statutory change takes effect; or (2) the date an interim final rule or final rule effecting the specific regulatory change is published in the Federal Register.

2.Notice of Voluntary Termination.

If the FHLBanks terminate the Agreement, then the FHLBanks shall provide written notice to the FHFA that the FHLBanks have voted to terminate the Agreement.

3.Consequences of an Automatic Termination Event or Vote to Terminate the Agreement.

a)Consequences of Voluntary Termination

In the event the FHLBanks deliver written notice to the FHFA that the FHLBanks have voted to terminate the Agreement, then without any further action by the Bank or the FHFA: (i) the date of delivery of such notice shall be an Allocation Termination Date; and (ii) one year from the date of delivery of such notice shall be a Restriction Termination Date.

b)Consequences of an Automatic Termination Event Declaration Date

If an Automatic Termination Event Declaration Date has occurred, then without further action by the Bank or the FHFA: (i) the date of the Automatic Termination Event Declaration Date shall be an Allocation Termination Date; and (ii) one year from the date of the Automatic Termination Event Declaration Date shall be a Restriction Termination Date.

c)Deletion of Operative Provisions of Retained Earnings Capital Plan Amendment

Without any further action by the Bank or the FHFA, on the Restriction Termination Date, Section VI of this Capital Plan shall be deleted.

APPENDIX A

Membership Asset Value Factors

Membership Assets	Factors
US Treasury Securities	97%
US Agency Securities	97%
US Agency MBS	95%
Non-Agency MBS	75%
1-4 Family Residential First Mortgage Loans	75%
Multi-family Mortgage Loans	60%
1-4 Family Residential Second Mortgage Loans	50%
Home Equity Lines of Credit	50%
Commercial Real Estate Loans	50%
Farmland Loans	50%
1-4 Family Residential Construction Loans	40%
Other (nonresidential) Construction Loans	35%
Small Business Loans	40%
Small Farm Loans	40%
Small Agribusiness Loans	40%

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APPENDIX B

In Effect as of April 5, 2022

I.Membership Stock Purchase Requirement (Subclass B-1 Stock)

Each Member is required to purchase and maintain Membership Stock equal to the following:

		Minimum Investment Range
Calculation	Current Membership Stock Requirement	Minimum	Maximum
% of Membership Assets	.10%	.05%	1.0%
Membership Stock Cap	$25 million	$5 million	$100 million
Membership Stock Floor	$10,000

II.Activity-Based Stock Purchase Requirement (Subclass B-2 Stock)

Each Member is required to purchase and maintain Activity-Based Stock equal to the percentage of the book value on the Bank’s books and records of the following transactions as shown in the table below.

		Minimum Investment Range
Transaction	Current Activity-Based Stock Requirement	Minimum	Maximum
Outstanding Advances	4.0%	2.0%	6.0%
Acquired Member Assets	4.0%	0.0%	6.0%
Letters of Credit	.75%	0.0%	4.0%
Outstanding Advance Commitments (for advances settling more than 30 days after trade date)	0.0%	0.0%	6.0%

III.Redemption Cancellation and Withdrawal Cancellation Fees

Fee Range
Current Fees	2.0%	0.0% to 5.0%